UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Westinghouse Solar, Inc.

(Name of Issuer)

Westinghouse Solar, Inc.

(Title of Class of Securities)

96040V101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96040V101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Cinnamon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

2,088,876 (1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

2,088,876 (1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,088,876(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.8 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Includes 175,376 options exercisable within 60 days of December 31, 2011.

(2) Based on 14,111,251 shares of the Issuer's Common Stock outstanding as of November 3, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2011.

Item 1.

(a)	Name of Issuer
Westinghouse Solar, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1475 S. Bascom Ave. Campbell, CA 95008

Item 2.

(a)	Name of Person Filing
Barry Cinnamon

(b)	Address of Principal Business Office or, if none, Residence
1475 S. Bascom Ave. Campbell, CA 95008

(c)	Citizenship
U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.001 par value

(e)	CUSIP Number
96040V101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: NaN

(b)	Percent of class: 14.8

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: NaN

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: NaN

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Westinghouse Solar, Inc.

Date: February 14, 2012	By:	/s/ Barry Cinnamon
Name: Barry Cinnamon
Title: President and CEO

Footnotes:
This Amendment No. 3 to Schedule 13G (this “Amendment No. 3”) is being filed by Barry Cinnamon (Reporting Person), pursuant to Rule 13d 2(b) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13G as originally filed by the Reporting Person on February 14, 2008 (the “Schedule 13G”). This Schedule 13G relates to the common stock of Westinghouse Solar, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings set forth in the Schedule 13G. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)